THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

January 26, 2011

VIA EDGAR (Correspondence Filing)

Valerie J. Lithotomos U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

New Frontiers Trust (the “Registrant”)

File Nos. 333-170791; 811-22498

Dear Ms. Lithotomos:

On November 23, 2010, New Frontiers Trust (the “Trust”) filed a Registration Statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to register shares of the New Frontiers KC India Fund (the “Fund”).  The Trust received comments on the filing from you by letter dated January 20, 2011, and your comments and the Trust’s responses to your comments are set forth below.

Prospectus
General and Summary Prospectus

1.

Under the heading "Fees and Expenses," please replace the phrase "(T)hese tables describe" with "(T)his table describes." Also, the registration statement was filed on the new Form N-IA, effective March 31, 2009. Instruction 3 to Form N-IA states that disclosure in response to Items 2 through 8 "may not include disclosure other than that required or permitted by those Items." Please review those Items to ensure that there is no extraneous information.

Response: The above-referenced phrase has been revised as requested.  Additionally, this confirms that the disclosures in response to Items 2 through 8 of the revised Form N-1A are responsive to those Items and no extraneous information has been included in those disclosures.

2.

Please include a statement that there is no guarantee that a Fund will achieve its investment objective. Also, please advise the staff what the "KC" represents in the Fund's name.

Response: The following sentence has been added to the disclosures responsive to Items 4(a) and 9(c) under the heading “Risks in General”: “Additionally, there is no guarantee that the Fund will achieve its investment objective.”  The initials “KC” in the Fund’s name are a reference to the initials of the portfolio manager’s grandfather.

Fees and Expenses of the Fund

3.

The fee table shows a line item for Acquired Fund Fees and Expenses. Please state whether investing in other funds is a principal strategy of the Fund. Also, disclose in the appropriate section of the prospectus in which funds (or types of funds) the Fund will invest, and whether they are affiliated to the Fund.

Response: The Registrant has confirmed to us that investing in other funds is not a principal strategy of the Fund, although there is disclosure in the Prospectus with respect to the Fund’s principal investment strategy (Item 9, last paragraph under “The Principal Investment Strategy of the Fund”) that the Fund may invest in money market funds.  Additionally, the Registrant does not have any affiliated funds at this time, and the following disclosure to that effect has been added to the SAI under the heading “Investment Company Securities”: “As of the date of this SAI, there are no affiliated funds of the Fund.”  We do not believe further disclosure regarding the types of funds in which the Fund may invest needs to be added to the SAI.

4. Please clarify (if correct) that the wire transfer fee is $20.00. Response: The Registrant has confirmed to us that the wire transfer fee is $20.00.

5.

Given that "Other Expenses" are listed as zero, please inform the staff whether the adviser pays all expenses.

Response:  The amount corresponding to the Fund’s “Other Expenses” has been revised to reflect the estimated expenses of the Fund not assumed by the Fund’s advisor.  The revised fee table is as follows:

SHAREHOLDER FEES (fees paid directly from your investment)

Redemption Fee (as a percentage of the amount redeemed within 90 days of purchase)

1.00%
Wire Transfer Fee for Redemptions

$20

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

Management Fee

2.00%
Distribution (12b-1) Fees

0.00%
Other Expenses[1]

0.10%
Acquired Fund Fees and Expenses[1,2]

0.05%
Total Annual Fund Operating Expenses

2.15%

[1] Because the Fund is a new fund, “Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.

[2] Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Additionally, the disclosure regarding the Fund’s expenses paid for by the advisor has been revised in the Prospectus and SAI to exclude “brokerage fees and commissions, transaction charges of the Fund’s custodian on Fund trades, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), 12b-1 fees and such extraordinary or non-recurring expenses as may arise, including litigation to which the Fund may be a party and indemnification of the Trust’s Trustees and officers with respect thereto.”

Principal Investment Strategy of the Fund

6.

This section states that the Fund "may participate in a limited number of industry sectors." Please disclose whether the Fund will concentrate its investing in any one industry or group of industries. Also, please clarify that "participate in" means to invest in.

Response:  The Fund has a fundamental policy of not concentrating (i.e., investing 25% or more of its total assets) in any one industry, as disclosed in the SAI under “Fundamental Investment Limitations” on page 16.  Additionally, the following sentence has been added to the disclosures in the fourth paragraph under “The Principal Investment Strategy of the Fund”: “From time to time the Fund may invest a significant portion of its assets in one or more sectors of the Indian economy as a result of the advisor following the Fund’s investment strategy.”

7.

Please disclose the meaning of the term "accounting performance."

Response:  Accounting performance refers to performance measures heavily influenced by accounting rules, such as earnings per share; this is in contrast to economic performance, which is based on cash generated by the business and cash invested into the business.  The second paragraph under the heading “The Principal Investment Strategy of the Fund” in the Prospectus has been revised as follows:

The Fund’s investment advisor invests in Indian companies because it believes in the potential for the Indian economy and is optimistic about the growth prospects of companies that are part of that economy.  In selecting companies for the Fund’s portfolio, the advisor looks for companies that have the capabilities and resources to be profitable and grow over the long term and that are well managed, financially sound and trading below the value implied by their cash flow.  The advisor’s strategy, known as “growth at a reasonable price,” is based on the advisor’s belief that the market pays for economic performance (cash flow or cash flow return on investment), and not accounting performance (earnings per share or earnings growth).

8.

Please disclose what occurs and any risks attendant to a company meeting only one of the factors necessary to qualify as an Indian company.

Response: The advisor will consider any company meeting at least one of the four specified criteria to be an “Indian company” for purposes of the Fund’s 80% investment limitation in Indian companies.  Companies meeting less than all four criteria are not subject to any unique or additional risks solely by virtue of the number of criteria they satisfy.  The advisor believes that, given the current nature of the Indian markets, there is no risk that treating a company that meets only one of the criteria as an Indian company for purposes of the 80% investment limitation would be misleading.   If that were to change, the advisor would likely modify the definition to assure that the 80% investment limitation is met by companies whose treatment as Indian companies would not be misleading.

Principal Risks of Investing in the Fund

9.

Please disclose what actions the Fund will take if the "investment control regimes" in India change "in a way that makes it more difficult or impossible for the Fund to achieve its investment objective."

Response:  The following sentence has been added to the Item 9 disclosure under the heading “Indian Security Risk”: “If such changes occur, the advisor will inform Fund shareholders by amending this Prospectus to describe the changes and, if applicable, any change to the Fund’s investment objective or 80% investment limitation in Indian companies (subject to the advance notice requirement described in this Prospectus).”

10.

Please disclose in the section titled "Sector Risk" which sector (or which single sector) of the Indian economy the Fund will invest a significant portion of its assets. Also, please clarify what is meant by "overweighted."

Response:  The advisor does not know in advance the sectors in which the Fund will invest a significant portion of its assets.  However, there is disclosure in the Prospectus in the third paragraph under “The Principal Investment Strategy of the Fund” that “The Fund will likely focus on the leading sectors of the Indian economy, such as software, infrastructure development, financials, pharmaceuticals, real estate and construction, telecommunications, capital goods and metals and minerals.”  The section titled “Sector Risk” has been revised as follows:

~~The Fund likely will be overweighted in one or more sectors of the Indian economy.~~  From time to time the Fund may invest a significant portion of its assets in one or more sectors of the Indian economy as a result of the advisor following the Fund’s investment strategy.  When the Fund invests a significant portion of its assets in the securities of a single sector, any negative developments affecting that sector will have a greater impact on the Fund than if it were not ~~overweighted~~ significantly invested in the sector.

11.

Please clarify what is meant by "share capital" of any one company. Also, please clarify why the Fund is non-diversified.

Response:  The Prospectus and SAI have been revised to refer to “paid up equity capital” rather than “share capital” for clarification.  Despite the limitation on the percentage of an Indian company’s securities that the Fund may buy, more than 5% of the Fund’s assets could be invested in an Indian company’s securities, particularly when the Fund is small.  As a result, the Fund has elected to be non-diversified.

12.

Briefly explain the effect of the Indian Foreign Exchange Management Act (“FEMA”) on the Fund's investments and clarify what the adverse effects may be on the Fund's investments.

Response: Much like the Securities Act and the 1940 Act, FEMA is the regulatory structure under which the Fund will operate in India, and it regulates the ability of the Fund to invest in Indian securities, exchange Indian rupees into U.S. dollars and repatriate investment income, capital and proceeds of sales realized from its investments in Indian securities.  While FEMA currently enables the Fund to operate with respect to Indian securities the same way the Fund would operate with respect to U.S. securities, the law and regulations proscribed under it could be amended in ways that would affect the Fund and its investments.  As such, FEMA does not presently adversely affect the Fund’s investments, and the Registrant believes that the current disclosure in the Prospectus and SAI sufficiently informs potential investors about the risks of investing in Indian securities.

13.

Please disclose briefly in the "Management Risk," what steps the advisor would take should the portfolio manager become "unavailable" to manage the Fund.

Response:  As discussed with Richard Pfordte, the Board of Trustees would determine what actions would be taken if the portfolio manager were to become unavailable to manage the Fund, which actions may include closing the Fund.  It is the Registrant’s understanding that no further disclosure is necessary.

Management

14.

Given that the management agreement states the adviser pays most expenses of the Fund, excluding certain expenses, please clarify whether the Fund expects to have to pay the excluded expenses in the upcoming year, and if so, revise the fee table accordingly.

Response:  As noted above in response to your comment #5, the amount corresponding to the Fund’s “Other Expenses” has been revised to reflect the estimated expenses of the Fund not assumed by the Fund’s advisor that will be incurred in the Fund’s current fiscal year.

Minimum Investments

15.

Please disclose the factors the Fund may consider in exercising its discretion to change or waive the minimum initial investments and minimum additional investments.

Response:  The Fund intends to reserve its right to change or waive the minimum initial investments and minimum additional investments in the Fund’s sole discretion.  The Fund has not developed a list of factors, but will make decisions to change or waive the minimums on an ad hoc basis.

16.

Please disclose how investing in derivative instruments and hedging transactions (as discussed later in the SAI) relates to meeting the Fund's investment objective of long-term capital appreciation. Also, please disclose the maximum percentage of assets the Fund may invest in derivatives. See Letter to Investment Company Institute, "Derivatives-Related Disclosures by Investment Companies" (July 30, 2010).

Response:  The first paragraph under the heading “Derivative Instruments” in the SAI has been revised as follows:

The Fund may use various derivative instruments, such as instruments that entitle the holder to subscribe for or convert into the equity of the company and/or where the price is influenced significantly by the price of the company’s common stock.  The Fund may also invest in derivative securities the value of which may depend upon or are derived from the value of an underlying asset, reference rate or index in the Indian markets.  The Fund may use derivatives to protect the Fund from downturns in the market or certain industries or sectors of the Indian economy or to benefit from certain investments for which the advisor believes directly investing in the underlying assets would be less desirable.  A small investment in derivatives could have a potentially large impact on the Fund’s performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the Fund will not correlate with the Fund’s other investments.  Up to 10% of the Fund’s net assets may be invested in derivatives at the time of investment.  Use of derivative instruments presents various risks including the following:

Statement of Additional Information

17.

Please disclose the Fund's percentage limitations on its investments in ADRs, REITs and hedging instruments.

Response:  Investments in depositary receipts are part of the Fund’s principal investment strategy and consequently, are not subject to any percentage limitation on the Fund’s investments.  The following sentence has been added under the heading “Real Estate Investment Trusts (“REITs”)” in the SAI: “The Fund may invest up to 5% of its net assets in REITs at the time of investment.”  The Fund’s percentage limitation with respect to investments in hedging instruments and other derivatives is 10% as disclosed above in our response to your comment #16.

18.

The SAI states each Fund may invest in closed-end investment companies and other investment companies. Please disclose in the prospectus additional information about this strategy, including the material risks and the duplicative costs and fees.

Response: As disclosed above in our response to your comment #3, the Registrant has confirmed to us that investments in closed-end investment companies and other investment companies are not part of the Fund’s principal investment strategy.  Consequently, disclosures with respect to such investments are set forth in the SAI.  The requested disclosure is included in the Prospectus in the last paragraph under “The Principal Investment Strategy of the Fund” (Item 9) with respect to money market funds.

19.

Please disclose whether the funds the Fund will invest in will meet the 80% investment requirement of the Fund.

Response:  The following has been added to the Fund’s disclosure under the heading “Investment Company Securities” in the SAI:

The Fund invests at least 80% of its net assets (plus borrowings) in equity securities of Indian companies.  For this purpose, a company is an Indian company if it is organized under the laws of India, its principal place of business is in India, its securities principally trade on Indian stock exchanges or it derives at least 50% of its revenues or profits from operations in India.  Equity securities in which the Fund may invest include common stocks, securities trading in the form of depositary receipts, warrants, and any other investments that entitle the holder to convert into the equity of a company or whose price is significantly influenced by the price of a company’s common stock.  For purposes of the Fund’s 80% investment limitation in Indian companies, the Fund will consider an investment company that invests 80% of its net assets (plus borrowings) in equity securities of Indian companies to be an Indian company, and consequently, the Fund’s investments in such an investment company will be counted toward the Fund’s 80% investment limitation in Indian companies.

20.

Please disclose whether the REITs will be located in the U.S. or India. Also, disclose whether the sovereign debt obligations will be in India and, if so, whether there are any special risks involved.

Response:  REITs in which the Fund invests will be located in India.  The SAI disclosure regarding REITs has been revised to expressly note that REITs may be located in India and to add the following sentence: “REITs located in India are also subject to the risks associated with investing generally in Indian securities, described in the Fund’s Prospectus under the heading ‘Indian Securities Risk.’”

The Fund may also invest in sovereign debt obligations of Indian governmental issuers.  The SAI disclosure regarding sovereign debt obligations has been revised to expressly note that sovereign debt obligations may be those of Indian governmental issuers and to add the following sentence: “Investments in sovereign debt obligations of Indian governmental issuers are also subject to the risks associated with investing generally in Indian securities, described in the Fund’s Prospectus under the heading ‘Indian Securities Risk.’”

21.

Please clarify why the Fund intends to invest in repurchase agreements given that the investment object of the Fund is capital appreciation.

Response:  The Registrant has confirmed to us that the advisor has no present intention to invest in repurchase agreements for the Fund; however, the advisor may use such investments to generate returns for the Fund as a defensive measure during a market downturn or when the advisor believes that repurchase agreements will provide the Fund the best combination of returns and liquidity for a certain period of time.  Such uses would be in furtherance of the Fund’s investment objective.

22.

Please advise the staff the authority for an investment company being merged, consolidated, or acquired, so long as the trust disposes of certain securities within ninety days after the merger, consolidation or acquisition.

Response:  The above-referenced paragraph has been revised as follows:

Notwithstanding any of the foregoing limitations, unless specifically resulting in a violation of the 1940 Act, any investment company, whether organized as a trust, association or corporation, or a personal holding company, may be merged or consolidated with or acquired by the Trust, provided that if such merger, consolidation or acquisition results in an investment in the securities of any issuer prohibited by said paragraphs, the Trust shall, within ninety days after the consummation of such merger, consolidation or acquisition, dispose of all of the securities of such issuer so acquired or such portion thereof as shall bring the total investment therein within the limitations imposed by said paragraphs above as of the date of consummation.

The foregoing limitation would, for example, permit the Fund to acquire another fund that owned commodities (e.g., gold bullion) without violating the Fund’s investment limitations, so long as the Fund disposed of the commodities within 90 days of the acquisition of the other fund.

23.

Please revise the statement that the Fund will not invest 15% or more in illiquid securities to state that the Fund will not hold such amount. Also, please explain actions to be taken if the percentage exceeds the limitation.

Response:  The SAI currently contains disclosure following the “Fundamental Investment Limitations” that “With respect to the percentages adopted by the Trust as maximum limitations on its investment policies and limitations, an excess above the fixed percentage will not be a violation of the policy or limitation unless the excess results immediately and directly from the acquisition of any security or the action taken.”  Additionally, the “Illiquid Investments” disclosure in the SAI has been revised as follows:

Illiquid Investments.  The Fund will not invest 15% or more of its net assets in securities for which there are legal or contractual restrictions on resale and other illiquid securities. If more than 15% of the Fund’s net assets become illiquid, the Fund’s advisor will reduce illiquid assets so that they do not represent more than 15% of the Fund’s net assets, subject to timing and other considerations that are in the best interests of the Fund and its shareholders.

24.

Please state in the prospectus the Fund's 60 days' prior notice requirement to shareholders to any change in the Fund's policy.

Response:  The following sentence has been added to the section titled “The Principal Investment Strategy of the Fund” in response to Item 9 of Form N-1A:  “The Fund's 80% investment limitation in Indian companies may be changed without shareholder approval by the Fund's Board of Trustees upon 60 days’ written notice to shareholders.”

General Comments

25.

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Response:  The Registrant understands that additional comments on previously incomplete portions of the filings may be forthcoming.

26.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response:  The Registrant has not, and does not intend to, submit an exemptive application or no-action request in connection with the Registration Statement.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Donald Mendelsohn at
(513) 352-6546 or Michael Barolsky at (513) 352-6672.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP

800834.2